Exhibit 99.1

PHH Corporation Announces First Quarter 2017 Results

1Q17 Highlights:

•
Net loss attributable to PHH Corporation of $67 million or $1.26 per basic share, which includes $34 million of pre-tax expenses related to notable items, a $2 million pre-tax unfavorable market-related fair value adjustment to our mortgage servicing rights (MSRs), net of derivatives related to MSRs and $25 million of pre-tax expenses related to Exit and disposal costs.

•
Our Board of Directors has authorized up to $100 million in open market share repurchases as an initial action in returning capital to shareholders. We intend to commence repurchases pursuant to this authority effective at the next available securities purchase window.

•
Updates estimate of potential excess cash(1) from up to $550 million to up to $655 million based on certain assumptions for asset sales, contingencies, working capital, and transaction, restructuring and PLS exit costs.

•
Closed the initial sale of GNMA MSRs and related advances to Lakeview for $81 million in proceeds and began process of reducing expenses to targeted levels through previously announced senior level organizational changes.

•	Ended 1Q17 with $936 million of Cash and cash equivalents, $596 million of MSRs, approximately $1.1 billion of Total equity and Tangible book value per share of $19.10.

Mount Laurel, NJ — May 9, 2017 — PHH Corporation (NYSE: PHH) (“PHH” or the “Company”) today announced financial results for the quarter ended March 31, 2017. For the quarter ended March 31, 2017, the Company reported Net loss attributable to PHH Corporation of $67 million or $1.26 per basic share. Net loss attributable to PHH Corporation for the quarter ended March 31, 2016 of $30 million or $0.56 per basic share.

For the quarter ended March 31, 2017, core loss (after-tax)* and core loss per share* were $66 million and $1.24, respectively, which exclude a $2 million pre-tax unfavorable market-related MSR fair value adjustment, net of derivative related to MSRs.

Glen A. Messina, president and CEO of PHH Corporation, said, "In 2017, we are focused on maximizing the amount of excess cash and the opportunity for near-term cash distributions to shareholders. Consistent with this objective, the Board has authorized a $100 million share repurchase program, which is not subject to the completion of our asset sale transactions, as the initial action in our capital return plan. Based on the progress we made on our operational priorities of closing our announced asset sales, minimizing cash usage in the business, obtaining greater clarity into the exact timing of our PLS client exits, and resolving our remaining legacy regulatory matters, we have increased our estimate of potential excess cash(1) by $105 million to $655 million."

Messina also commented, "Management and the Board intend to be diligent in the assessment of our ongoing progress and PHH 2.0’s opportunities and challenges in the context of our rapidly changing industry environment. We will adjust our actions accordingly to maximize value for our shareholders."

__________________________

(1)
The amount of excess cash is dependent upon a variety of factors, including the execution of the sale of all of our MSRs, the monetization of our investment in PHH Home Loans, the successful completion of our PLS exit activities, the resolution of our outstanding legal and regulatory matters and the successful completion of other restructuring and capital management activities in accordance with our assumptions. There can be no assurances that the actions will result in the amount of estimated excess cash.

Summary Consolidated Results
(In millions, except per share data)
	Three Months Ended March 31,
	2017	2016
GAAP Results
Net revenues	$114	$157
Loss before income taxes	(105)	(49)
Net loss attributable to PHH Corporation	(67)	(30)

Basic & diluted loss per share attributable to PHH Corporation	$(1.26)	$(0.56)
Weighted-average common shares outstanding — basic & diluted shares	53.683	53.703

Non-GAAP Results*
Core loss (pre-tax)	$(99)	$(39)
Core loss (after-tax)	(66)	(24)

Core loss per share	$(1.24)	$(0.45)

Notable items, Exit costs and net MSR fair value adjustments included the following:

	Three Months Ended March 31,
	2017		2016
	Pre-Tax	Post-Tax	Pre-Tax	Post-Tax
	$	Per Share	$	Per Share
Notable items:
Strategic review expenses	$(17)	$(0.19)	$—	$—
Legal and regulatory reserves	(9)	(0.11)	(4)	(0.05)
Loss from MSR sales	(7)	(0.08)	(2)	(0.02)
Severance	(1)	(0.01)	(1)	(0.01)
Impairment of equity method investment	(1)	(0.01)	—	—
Re-engineering and growth investments	1	0.01	(11)	(0.12)

Exit and disposal costs	(25)	(0.29)	—
Market-related MSR fair value adjustment, net of related derivatives	(2)	(0.02)	(10)	(0.11)

* Non-GAAP Financial Measures

Core earnings or loss (pre-tax), core earnings or loss (after-tax) and core earnings or loss per share are financial measures that are not in accordance with U.S. generally accepted accounting principles (GAAP). See the “Note Regarding Non-GAAP Financial Measures” below for a detailed description and reconciliation of such Non-GAAP financial measures to their most directly comparable GAAP financial measures, as required by Regulation G.

Mortgage Production

Segment Results
Mortgage Production segment loss in the first quarter of 2017 was $41 million, compared to a segment loss of $62 million in the fourth quarter of 2016 and a segment loss of $26 million in the first quarter of 2016. The $21 million favorable change in segment results for the first quarter of 2017 compared to the fourth quarter of 2016 was due to a $26 million decrease in Total expenses and a $4 million favorable change in Net loss attributable to noncontrolling interest, which was partially offset by a $9 million decrease in Net revenues. The decline in Net revenues was due primarily to a $21 million decrease in Origination and other loan fees caused by a 33% decrease in total retail closing units, an $8 million decrease in Gain on loans held for sale, net that was driven by a 49 basis point decrease in average total loan margins, that was partially offset by a $21 million favorable change in Other income (loss) resulting from the $23 million impairment recorded in the fourth quarter of 2016 on our equity investment in Speedy Title and Appraisal Review Services LLC ("STARS"). The $26 million decrease in Total expenses was primarily driven from a $20 million decrease in Exit and disposal costs as well as a $4 million decrease in Commissions and a $3 million decrease in Loan origination expenses from a decline in closings. Exit and disposal costs in the first quarter of 2017 included $7 million related to the PLS exit and $6 million for shared service employees as a result of the reorganization, while the fourth quarter of 2016 included $33 million related to the PLS exit including a non-cash asset impairment charge.

The $15 million unfavorable change in segment results in the first quarter of 2017 compared to the first quarter of 2016 was primarily due to a $26 million decrease in Net revenue, that was partially offset by a $7 million decrease in Total expenses and a $4 million favorable change from Net loss attributable to noncontrolling interest. The decrease in Net revenue was primarily driven by lower application and closing volumes.  Total PLS closing units in the first quarter of 2017 declined by 29% when compared to the first quarter of 2016, primarily due to the decline in PLS volume as we execute the exit of this channel. The decline in Total expenses was driven by a $9 million reduction from the Corporate overhead allocation resulting from reduced professional fees for information technology shared services, a $7 million decrease in Loan origination expenses from a 37% decrease in retail application units, and a $4 million decrease in Salaries and related expenses from declines in overall average headcount and reduced contract labor and overtime. This was offset by a $13 million increase in Exit and disposal costs as a result of the first quarter of 2017 PLS and reorganization exit charges.

Statistics
Total first quarter of 2017 mortgage closings were $5.9 billion, down 34% from the fourth quarter of 2016 and 26% from the first quarter of 2016. The decrease in total closings compared to the fourth quarter of 2016 was due to the decline in PLS volume, as we execute the exit of this channel, as well as seasonal declines in purchase volume in our real estate channel. The decrease in total closings compared to the first quarter of 2016 was primarily driven by the decline in PLS volume.

Saleable applications of $2.5 billion in the first quarter of 2017 decreased 6% from the fourth quarter of 2016 and 23% from the first quarter of 2016, primarily due to our exit from the wholesale/correspondent lending channel in the second quarter of 2016. Total loan margin on IRLCs expected to close for the first quarter of 2017 was 356 bps, a 49 bps decrease from the fourth quarter of 2016 and a 61 bps increase from the first quarter of 2016, which is consistent with the decline in interest rates experienced during June through November 2016 and increase in interest rates since the fourth quarter of 2016.

PLS Exit
As previously announced in November 2016, we are executing on a plan to exit our PLS business. In March 2017, we closed our transaction with LenderLive to transfer to them certain operating assets, personnel and responsibilities and outsource certain PLS mortgage origination fulfillment functions. We believe this will help mitigate certain operating risks associated with the wind down of the PLS business. We believe we will be in a position to substantially exit the PLS business by the first quarter of 2018, subject to certain transition support requirements.

In addition to the exit costs outlined above, in the first quarter of 2017, we incurred $25 million of pre-tax operating losses for the PLS business. While we implement the exit from this channel, we expect to incur further pre-tax operating losses of $95 million for the PLS business, including maintaining the support and compliance infrastructure needed to comply with both regulatory and contractual requirements. We also estimate that we will incur $56 million of additional exit costs (pre-tax) over the next 12 months.

Mortgage Servicing

Segment Results
Mortgage Servicing segment loss in the first quarter of 2017 was $34 million, compared to a segment loss of $117 million in the fourth quarter of 2016 and a segment loss of $21 million in the first quarter of 2016. The $83 million favorable improvement in segment results for the first quarter of 2017 compared to the fourth quarter of 2016 was due to a $51 million favorable change in Net revenues and a $32 million decrease in Total expenses. The favorable change in Net revenues was primarily due to $66 million of favorable adjustments to Change in fair value of MSRs, net of related derivatives compared to the fourth quarter of 2016 that was partially offset by a $20 million decline in Loan servicing income. Within Change in fair value of MSRs, net of related derivatives, we had minimal change in the first quarter of 2017 to our market-related fair value adjustments and to our MSR-related derivatives due to the termination of substantially all MSR-related derivatives in the fourth quarter of 2016. In the fourth quarter of 2016, our market-related fair value adjustments were driven primarily by negative model adjustments to reflect increased servicing costs and foreclosure losses and by a calibration of our valuation model considering the pricing with the MSR agreements executed in the fourth quarter of 2016. The decline in Loan servicing income was primarily due to a 10% decline in the average capitalized portfolio from the sale of a portion of our MSRs to Lakeview Loan Servicing, LLC ("Lakeview") and a decrease in the average number of loans in our subservicing portfolio, as well as $7 million in transaction costs and related expenses on the sale of the MSRs to Lakeview. The decrease in Total expenses compared to the fourth quarter of 2016 was primarily driven from $13 million in lower provisions for Legal and regulatory reserves, $10 million of lower Repurchase and foreclosure-related charges driven by higher fourth quarter of 2016 expenses that will not be reimbursed pursuant to mortgage insurance programs, and $6 million of lower Other expenses related to additional compensatory fee reserves recorded in the fourth quarter of 2016.

The $13 million unfavorable change in segment results in the first quarter of 2017 compared to the first quarter of 2016 represents a $17 million decrease in Net revenues, partially offset by a $4 million decrease in Total expenses. Net revenues decreased compared to the prior year quarter driven by a $29 million decline in Loan servicing income due to a 20% decrease in the average capitalized portfolio from the sale of a portion of our MSRs to Lakeview and a decrease in the average number of loans in our subservicing portfolio, as well as a $7 million in transaction costs and related expenses on the sale of the MSRs to Lakeview. The decline in Net revenue was partially offset by a favorable adjustment to Change in fair value of MSRs, net of related derivatives of $7 million. The decrease in Total expenses compared to the first quarter of 2016 was due to lower Corporate overhead allocation of $5 million and lower Professional and third-party service fees and Occupancy and other office expenses that was partially offset by higher provisions for legal and regulatory matters of $4 million.

Mortgage Servicing Rights
At March 31, 2017, the book value of our MSRs was $596 million, representing an 83 bps capitalized servicing rate, and included the calibration of our modeled value using the pricing associated with the MSR sale commitments. The MSR book value and capitalized servicing rate at December 31, 2016 was $690 million and 82 bps of the capitalized loan servicing portfolio. The MSR book value at March 31, 2016 was $770 million, representing an 80 bps capitalized servicing rate. For the first quarter of 2017, $11 million of MSR book value was added from loans sold. The initial sale of our GNMA MSRs under the Lakeview sale agreement was completed, representing a decrease of $74 million of MSR fair value. Prepayments and the receipt of recurring cash flows further decreased the value of our MSR by $27 million, as well as a $2 million decrease from market-related fair value adjustments.

At March 31, 2017, the unpaid principal balance (“UPB”) of our capitalized servicing portfolio was $71.8 billion, down 15% from December 31, 2016, and 25% from March 31, 2016. This decline in our capitalized loan servicing portfolio was due to our February 2017 sale of $10.2 billion in GNMA servicing to Lakeview, the persistent low interest rate environment throughout 2016 leading to high prepayment activity and our execution of sales of MSRs under flow sale agreements.

The following table summarizes the Company's MSRs committed under sale agreements, based on the portfolio as of March 31, 2017:

	March 31, 2017
	UPB	Fair Value
	(In millions)
MSR commitments:
New Residential Investment Corp.	$66,993	$554
Lakeview Loan Servicing, LLC	2,707	18
Other counterparties	49	1
Non-committed	2,059	23
Total MSRs	$71,808	$596

In addition, the Company has commitments to transfer approximately $285 million of Servicing advances to the counterparties of these agreements (based on the March 31, 2017 portfolio).

On February 2, 2017, we completed the initial sale of GNMA MSRs to Lakeview, representing $10.2 billion unpaid principal balance, $74 million of MSR fair value, and $11 million of Servicing advances with total expected proceeds of $85 million from the initial transfer. On May 2, 2017, an additional sale of GNMA MSRs was completed, representing $1 billion of unpaid principal balance, $7 million of MSR fair value, and $1 million of Servicing advances. We expect to receive additional total proceeds of $8 million from this transfer.

The final proceeds received from the MSR sales is dependent on the closing of the remaining MSR sales, as well as portfolio composition and servicing advances outstanding at each transfer date, the amount of investor and origination source consents received, and transaction costs.

Subservicing
At March 31, 2017, our subservicing portfolio consisted of approximately 268,000 units, up 1% from December 31, 2016 and down 45% from March 31, 2016. Our total subservicing units declined by approximately 211,000 units during the fourth quarter of 2016 driven by the insourcing of Merrill Lynch Home Loans' portfolio and HSBC Bank USA's sale of a population of mortgage servicing rights related to loans that we subserviced.

Other

Segment Results
Net loss before income taxes for the first quarter of 2017 was $26 million, primarily due to Strategic review expenses of $15 million and Exit and disposal costs of $10 million that were primarily related to the reorganization of our operations that were not allocated back to our reportable segments. This was compared to a loss of $27 million in the fourth quarter of 2016 and a loss of $2 million in the first quarter of 2016.

Reorganization

As discussed above, as an outcome of our strategic review process, we plan to operate as a smaller business that is focused on subservicing and portfolio retention services.  We intend to re-engineer and reduce operating and overhead costs, which may take up to 12 to 18 months to complete. For the first quarter of 2017, we have incurred a total of $17 million in Exit and disposal costs (pre-tax), which primarily were severance-related costs related to our executive transitions and shared service employees. We estimate that we will incur approximately $33 million (pre-tax) of additional exit costs in 2017. We are targeting total annual shared service expenses of $75 million in PHH 2.0’s first full year as a stand-alone business.

Conference Call/Webcast

The Company will host a conference call at 10:00 a.m. (Eastern Time) on Wednesday, May 10, 2017, to discuss its first quarter 2017 results. All interested parties are welcome to participate. An investor presentation with an appendix of supplemental schedules will accompany the conference call and be available by visiting the Investor Relations page of PHH's website at www.phh.com on Wednesday, May 10, 2017, prior to the start of the conference call.

You can access the conference call by dialing (800) 344-6698 or (785) 830-7979 and using the conference ID 1992771 approximately 10 minutes prior to the call. The conference call will also be webcast, which can be accessed from the Investor Relations page of PHH's website at www.phh.com under webcasts and presentations.

A replay will be available beginning shortly after the end of the call through May 25, 2017, by dialing (888) 203-1112 or (866) 375-1919 and using conference ID 1992771, or by visiting the Investor Relations page of PHH's website at www.phh.com.

About PHH Corporation

Headquartered in Mount Laurel, New Jersey, PHH Corporation is a leading provider of end-to-end mortgage solutions through its subsidiary, PHH Mortgage. Its outsourcing model and proven expertise, combined with a strong commitment to operational excellence and customer service, has enabled PHH Mortgage to become one of the largest non-bank originators and servicers of residential mortgages in the United States. PHH Mortgage provides mortgage solutions for the real estate market and financial institutions, and offers home financing directly to consumers. For additional information, please visit www.phh.com/invest.

Forward-Looking Statements

Certain statements in this press release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Generally, forward looking-statements are not based on historical facts but instead represent only our current beliefs regarding future events. All forward-looking statements are, by their nature, subject to risks, uncertainties and other factors that could cause actual results, performance or achievements to differ materially from those expressed or implied in such forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements. Such statements may be identified by words such as “expects,” “anticipates,” “intends,” “projects,” “estimates,” “plans,” “may increase,” “may fluctuate” and similar expressions or future or conditional verbs such as “will,” “should,” “would,” “may” and “could.”

You should understand that forward-looking statements are not guarantees of performance or results and are preliminary in nature. You should consider the areas of risk described under the heading “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” in our periodic reports filed with the U.S. Securities and Exchange Commission, including our most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, in connection with any forward-looking statements that may be made by us or our businesses generally. Such periodic reports are available in the “Investors” section of our website at http://www.phh.com and are also available at http://www.sec.gov. Except for our ongoing obligations to disclose material information under the federal securities laws, applicable stock exchange listing standards and unless otherwise required by law, we undertake no obligation to release publicly any updates or revisions to any forward-looking statements or to report the occurrence or non-occurrence of anticipated or unanticipated events.

Contact Information

Investors                    Media
Hugo Arias                    Dico Akseraylian
hugo.arias@phh.com                dico.akseraylian@phh.com
856-917-0108                    856-917-0066

PHH CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In millions, except per share data)

	Three Months Ended March 31,
	2017	2016
REVENUES
Origination and other loan fees	$44	$61
Gain on loans held for sale, net	42	48
Net loan servicing income:
Loan servicing income	62	91
Change in fair value of mortgage servicing rights	(29)	(121)
Net derivative gain related to mortgage servicing rights	—	85
Net loan servicing income	33	55
Net interest expense:
Interest income	9	9
Secured interest expense	(6)	(8)
Unsecured interest expense	(10)	(10)
Net interest expense	(7)	(9)
Other income	2	2
Net revenues	114	157

EXPENSES
Salaries and related expenses	86	90
Commissions	11	12
Loan origination expenses	9	16
Foreclosure and repossession expenses	7	7
Professional and third-party service fees	37	39
Technology equipment and software expenses	9	10
Occupancy and other office expenses	9	13
Depreciation and amortization	4	4
Exit and disposal costs	25	—
Other operating expenses	22	15
Total expenses	219	206
Loss before income taxes	(105)	(49)
Income tax benefit	(34)	(19)
Net loss	(71)	(30)
Less: net loss attributable to noncontrolling interest	(4)	—
Net loss attributable to PHH Corporation	$(67)	$(30)

Basic and Diluted loss per share attributable to PHH Corporation	$(1.26)	$(0.56)

PHH CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(In millions)

	March 31, 2017	December 31, 2016
ASSETS
Cash and cash equivalents	$936	$906
Restricted cash	64	57
Mortgage loans held for sale	471	683
Accounts receivable, net	61	66
Servicing advances, net	599	628
Mortgage servicing rights	596	690
Property and equipment, net	32	36
Other assets	92	109
Total assets	$2,851	$3,175

LIABILITIES
Accounts payable and accrued expenses	$185	$193
Subservicing advance liabilities	271	290
Debt, net	1,083	1,262
Deferred taxes, net	69	101
Loan repurchase and indemnification liability	43	49
Other liabilities	149	157
Total liabilities	1,800	2,052
Commitments and contingencies

Total PHH Corporation stockholders’ equity	1,024	1,092
Noncontrolling interest	27	31
Total equity	1,051	1,123
Total liabilities and equity	$2,851	$3,175

Segment Results
(In millions)					First Quarter 2016
	First Quarter 2017
	Mortgage Production	Mortgage Servicing	Other	Total PHH Corporation	Total PHH Corporation
Origination and other loan fees	$44	$—	$—	$44	$61
Gain on loans held for sale, net	42	—	—	42	48
Loan servicing income	—	62	—	62	91
MSR fair value adjustments:
Prepayments and receipts of recurring cash flows	—	(27)	—	(27)	(26)
Market-related	—	(2)	—	(2)	(95)
Net derivative gain related to MSRs	—	—	—	—	85
Net interest expense:
Interest income	5	4	—	9	9
Secured interest expense	(4)	(2)	—	(6)	(8)
Unsecured interest expense	—	(10)	—	(10)	(10)
Other income	—	2	—	2	2
Net revenues	87	27	—	114	157

Salaries and related expenses	53	17	16	86	90
Commissions	11	—	—	11	12
Loan origination expenses	9	—	—	9	16
Foreclosure and repossession expenses	—	7	—	7	7
Professional and third-party service fees	4	7	26	37	39
Technology equipment and software expenses	1	3	5	9	10
Occupancy and other office expenses	6	3	—	9	13
Depreciation and amortization	2	1	1	4	4
Exit and disposal costs	13	2	10	25	—
Other operating expenses:
Repurchase and foreclosure-related charges	—	(1)	—	(1)	(2)
Legal and regulatory reserves	—	9	—	9	5
Overhead Allocation - IT	12	4	(16)	—	—
Overhead Allocation - Other	13	5	(18)	—	—
Other	8	4	2	14	12
Total expenses	132	61	26	219	206
Loss before income taxes	(45)	(34)	(26)	$(105)	$(49)
Less: net loss attributable to noncontrolling interest	(4)	—	—
Segment loss	$(41)	$(34)	$(26)

Mortgage Production Segment
($ in millions)

	Three Months Ended March 31,
	2017	2016	Change
Closings:
Saleable to investors	$1,708	$1,988	(14)%
Fee-based	4,161	5,967	(30)%
Total	$5,869	$7,955	(26)%

Purchase	$2,664	$3,374	(21)%
Refinance	3,205	4,581	(30)%
Total	$5,869	$7,955	(26)%

Retail - PLS	$4,672	$6,353	(26)%
Retail - Real Estate	1,197	1,341	(11)%
Total retail	5,869	7,694	(24)%
Wholesale/correspondent	—	261	(100)%
Total	$5,869	$7,955	(26)%

Retail - PLS (units)	8,279	11,689	(29)%
Retail - Real Estate (units)	4,208	4,968	(15)%
Total retail (units)	12,487	16,657	(25)%
Wholesale/correspondent (units)	—	1,011	(100)%
Total (units)	12,487	17,668	(29)%

Applications:
Saleable to investors	$2,539	$3,312	(23)%
Fee-based	4,341	8,991	(52)%
Total	$6,880	$12,303	(44)%

Retail - PLS	$4,965	$9,708	(49)%
Retail - Real Estate	1,915	2,077	(8)%
Total retail	6,880	11,785	(42)%
Wholesale/correspondent	—	518	(100)%
Total	$6,880	$12,303	(44)%

Retail - PLS (units)	8,658	16,563	(48)%
Retail - Real Estate (units)	6,576	7,553	(13)%
Total retail (units)	15,234	24,116	(37)%
Wholesale/correspondent (units)	—	1,946	(100)%
Total (units)	15,234	26,062	(42)%

Other:
IRLCs expected to close	$495	$1,168	(58)%
Total loan margin on IRLCs (in basis points)	356	295	21%
Loans sold	$1,943	$2,163	(10)%

Mortgage Production Segment (continued)
(In millions)

	Three Months Ended March 31,
	2017	2016	Change
Segment Results:
Origination and other loan fees	$44	$61	(28)%
Gain on loans held for sale, net	42	48	(13)%
Net interest income (expense):
Interest income	5	7	(29)%
Secured interest expense	(4)	(5)	(20)%
Unsecured interest expense	—	—	n/m
Net interest income	1	2	(50)%
Other income	—	2	(100)%
Net revenues	87	113	(23)%

Salaries and related expenses	53	57	(7)%
Commissions	11	12	(8)%
Loan origination expenses	9	16	(44)%
Professional and third-party service fees	4	5	(20)%
Technology equipment and software expenses	1	1	—%
Occupancy and other office expenses	6	7	(14)%
Depreciation and amortization	2	2	—%
Exit and disposal costs	13	—	n/m
Other operating expenses	33	39	(15)%
Total expenses	132	139	(5)%
Loss before income taxes	(45)	(26)	73%
Less: net income attributable to noncontrolling interest	(4)	—	n/m
Segment loss	$(41)	$(26)	58%
______________
n/m - Not Meaningful

Mortgage Servicing Segment
($ in millions)
	March 31,
	2017	2016	Change
Total Loan Servicing Portfolio:
Conventional loans	$150,022	$205,305	(27)%
Government loans	11,833	23,919	(51)%
Home equity lines of credit	1,771	4,116	(57)%
Unpaid Principal Balance	$163,626	$233,340	(30)%

Number of loans in owned portfolio (units)	486,706	628,104	(23)%
Number of subserviced loans (units)	267,949	486,549	(45)%
Total number of loans serviced (units)	754,655	1,114,653	(32)%

Weighted-average interest rate	3.8%	3.8%	—%
Portfolio delinquency (% of UPB) (1)	1.94%	2.09%	(7)%

Capitalized Servicing Portfolio:
Unpaid Principal Balance	$71,808	$96,116	(25)%
Capitalized servicing rate	0.83%	0.80%	4%
Capitalized servicing multiple	3.0	2.8	7%
Weighted-average servicing fee (in basis points)	28	29	(3)%

	Three Months Ended March 31,
	2017	2016	Change
Total Loan Servicing Portfolio:
Average Portfolio UPB	$169,152	$229,970	(26)%

Capitalized Servicing Portfolio:
Average Portfolio UPB	$78,155	$97,647	(20)%
Payoffs and principal curtailments	3,459	3,955	(13)%
Sales	10,316	272	n/m

_______________

(1)	Portfolio delinquencies are loans 30 days or more past due and are represented as a percentage of the unpaid principal balance of the Total loan servicing portfolio.
n/m -Not Meaningful

Mortgage Servicing Segment (continued)
($ in millions)

	Three Months Ended March 31,
	2017	2016	Change
Segment Results:
Net loan servicing income	$33	$55	(40)%
Net interest expense	(8)	(11)	(27)%
Other income	2	—	n/m
Net revenues	27	44	(39)%

Salaries and related expenses	17	18	(6)%
Foreclosure and repossession expenses	7	7	—%
Professional and third-party service fees	7	9	(22)%
Technology equipment and software expenses	3	4	(25)%
Occupancy and other office expenses	3	5	(40)%
Depreciation and amortization	1	1	—%
Exit and disposal costs	2	—	n/m
Other operating expenses	21	21	—%
Total expenses	61	65	(6)%
Segment loss	$(34)	$(21)	62%
______________
n/m - Not Meaningful

Debt and Borrowing Arrangements
(In millions)
	March 31, 2017			December 31, 2016
	Balance	Interest Rate(1)	Available Capacity(2)	Balance

Committed warehouse facilities	$369	3.1%	$381	$556
Uncommitted warehouse facilities	6	1.8%	2,094	—
Servicing advance facility	100	2.9%	55	99

Term notes due in 2019	275	7.375%	n/a	275
Term notes due in 2021	340	6.375%	n/a	340
Unsecured credit facilities	—	—	3	—
Unsecured debt, face value	615			615
Debt issuance costs	(7)			(8)
Unsecured debt, net	608			607
Total	1,083			1,262
______________

(1)
Interest rate shown represents the stated interest rate of outstanding borrowings, which may differ from the effective rate due to the amortization of premiums, discounts and issuance costs. Warehouse facilities and the servicing advance facility are variable-rate. Rate shown for warehouse facilities represents the weighted-average rate of current outstanding borrowings.

(2)	Capacity is dependent upon maintaining compliance with, or obtaining waivers of, the terms, conditions and covenants of the respective agreements, including asset-eligibility requirements.

* NOTE REGARDING NON-GAAP FINANCIAL MEASURES

Core earnings or loss (pre-tax and after-tax) and core earnings or loss per share are financial measures that are not in accordance with GAAP. See Non-GAAP Reconciliations below for a reconciliation of these measures to the most directly comparable GAAP financial measures as required by Regulation G.

These Non-GAAP measures are used in managing certain aspects of the Company’s business.  For example, management’s reviews of results incorporate Non-GAAP measures and certain of the Company’s debt agreements contain covenants calculated using a measure similar to the calculations of the Non-GAAP measures.  The Company has also designed certain management incentives based upon the achievement of targets related to Non-GAAP measures. The Company believes that these Non-GAAP Financial Measures can be useful to investors because they provide a means by which investors can evaluate the Company’s underlying key drivers and operating performance of the business, exclusive of certain adjustments and activities that investors may consider to be unrelated to the underlying economic performance of the business for a given period.

The Company also believes that any meaningful analysis of the Company’s financial performance by investors requires an understanding of the factors that drive the Company’s underlying operating performance which can be obscured by significant unrealized changes in value of the Company’s mortgage servicing rights, as well as any gain or loss on derivatives that are intended to offset market-related fair value adjustments on the Company’s mortgage servicing rights.

The Company believes these Non-GAAP measures provide useful information to investors that is supplementary to our results in accordance with GAAP; however, there are inherent limitations to these measures and they should not be viewed as a substitute for our results in accordance with GAAP as measurements of the Company's financial performance.

Core earnings or loss (pre-tax and after-tax) and core earnings or loss per share

Core earnings or loss (after-tax) and core earnings or loss per share involves differences from Net income or loss attributable to PHH Corporation and Basic earnings or loss per share attributable to PHH Corporation computed in accordance with GAAP.

Core earnings or loss (pre-tax and after-tax) and core earnings or loss per share measure the Company’s financial performance excluding unrealized changes in fair value of the Company’s mortgage servicing rights that are based upon projections of expected future cash flows and prepayments as well as realized and unrealized changes in the fair value of derivatives that are intended to offset changes in the fair value of mortgage servicing rights. The changes in fair value of mortgage servicing rights and related derivatives are highly sensitive to changes in interest rates and are dependent upon the level of current and projected interest rates at the end of each reporting period.

NON-GAAP RECONCILIATIONS
(In millions, except per share data)

See “Note Regarding Non-GAAP Financial Measures” above in this press release for a description of the uses and limitations of the Non-GAAP Financial Measures.

CORE EARNINGS - Regulation G Reconciliation
	Three Months Ended March 31,
	2017	2016
Loss before income taxes - as reported	$(105)	$(49)
Less: net loss attributable to noncontrolling interest	(4)	—
Segment loss	(101)	(49)
Market-related fair value adjustments (1)	2	95
Net derivative gain related to MSRs	—	(85)
Core loss (pre-tax)	$(99)	$(39)

Net loss attributable to PHH Corporation - as reported	$(67)	$(30)
Market-related fair value adjustments (1)	2	95
Net derivative gain related to MSRs	—	(85)
	(65)	(20)
Income tax expense on Core adjustments (2)	1	4
Core loss (after-tax)	$(66)	$(24)

Core loss (after-tax) per share (3)	$(1.24)	$(0.45)

CORE EARNINGS BY SEGMENT - Regulation G Reconciliation

	Mortgage Production	Mortgage Servicing	Other	Mortgage Production	Mortgage Servicing	Other
	Three Months Ended March 31, 2017			Three Months Ended March 31, 2016
Segment loss	$(41)	$(34)	$(26)	$(26)	$(21)	$(2)
Market-related fair value adjustments(1)	—	2	—	—	95	—
Net derivative gain related to MSRs	—	—	—	—	(85)	—
Core loss (pre-tax)	$(41)	$(32)	$(26)	$(26)	$(11)	$(2)
_____________
(1)     Represents the Change in fair value of MSRs due to changes in market inputs and assumptions used in the valuation model.

(2)	An incremental effective tax rate of 39% was applied to arrive at the net of taxes amounts.

(3)	Basic weighted-average shares outstanding of 53.683 million and 53.703 million for the three months ended March 31, 2017 and 2016, respectively, were used to calculate per share amounts.